ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600
January 9, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn: Dominic Minore, Esq.

Re:	Highland Funds II (the “Registrant”) 1940 Act File No. 811-07142 1933 Act File No. 033-51308
Dear Mr. Minore:
     As requested, in connection with Alternative Income Fund (the “Fund”), set forth below is the past performance information of other accounts managed by Anchor Capital Management Group, Inc. (“Anchor” or the “Sub-Adviser”) with investment objectives, policies, and strategies substantially similar to those of the Fund. Also provided are responses to the comments you provided on December 30, 2011 and January 6, 2012 with respect to such performance information.
     The below information relates to Post-Effective Amendment No. 71 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 73 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement filed on Form N-1A and will be included in the next post-effective to the Registrant’s Registration Statement on Form N-1A that relates to the Fund.
Sub-Adviser’s Related Performance
The bar chart and table below set forth the investment performance for the periods indicated of all accounts (the “Accounts”) with investment objectives, policies, and strategies substantially similar to those of the Fund, managed by the Anchor (the “Composite”). The performance information shows changes in the Composite’s performance from year to year and how the Composite’s performance compares over the same periods to the performance of the Barclays High Yield Credit Bond Index. The Composite reflects all fees and expenses actually incurred by the Accounts (including account transaction and/or custodial charges and any placement fees or sales loads) and assumes the reinvestment of dividends and other Account earnings. Such fees and expenses vary from those of the Fund and, if the performance of the Composite were adjusted to give effect to the Fund’s fees and expenses, the performance would be lower than the performance shown below. The inception date of the Composite is January 1, 2008.
The table illustrates how the performance of the Composite has varied since inception. The investment results of the Composite presented below are unaudited. In addition, none of the Accounts are subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 (the “1940 Act”) and the Internal Revenue Code of 1986 (the “Code”), each as amended. Consequently, the performance results for the Composite could have been adversely affected if all of the accounts included in the Composite had been regulated as investment companies under the federal securities laws or the Code. Anchor has calculated returns for the Composite based on Global Investment Performance Standards (GIPS), which is different than the manner required for mutual funds by the SEC.
The performance shown below is provided solely to illustrate Anchor’s performance in managing the Accounts, is not the performance of the Fund, and is not indicative of the Fund’s future performance. Had the Fund been in operation during periods for which Composite performance information is shown, the Fund’s performance may have differed due to factors such as investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code, differences in cash flows into and out of the Fund, differences in fees and expenses, and differences in portfolio size and investments. Prior performance of the Accounts is not indicative of future rates of return and is no indication of future performance of the Fund.
The following performance is not the performance of the Fund.
Calendar Year Total Returns
Years Ending December 31
Average Annual Total Returns
Years Ending December 31, 2011

			Inception
	1 Year	3 Years	01/01/08
Composite	-3.1%	4.3%	6.7%
Barclays High Yield Credit Bond Index	5.0%	24.1%	9.0%

Comments Related to Sub-Adviser’s Related Performance
1.	In the first paragraph under “Sub-Adviser’s Related Performance,” please delete the words “discretionary institutional” before the word “accounts” in the first sentence and provide any minimum size requirements for an account’s inclusion in the Composite.
Response: The requested change has been made. The Registrant has deleted the words “discretionary institutional” before the word “account” in the first sentence of the first paragraph under “Sub-Adviser’s Related Performance. The Registrant notes that there is no minimum size requirement for an account’s inclusion in the Composite.
2.	Please confirm in the comment response letter that the Sub-Adviser did not manage any registered investment companies for any meaningful period of time during the period for which the Composite returns information is shown.
Response: The Registrant confirms that the Sub-Adviser did not manage any registered investment companies for any meaningful period of time during the period for which the Composite returns information is shown. The Sub-Adviser currently manages Pyxis Alpha Trend Strategies Fund, another series of the Registrant, but such Fund commenced operations on October 31, 2011 and does not yet have a meaningful track record.
3.	In the second paragraph under “Sub-Adviser’s Related Performance,” please revise the last sentence to state that “Anchor has calculated returns for the Composite based on Global Investment Performance Standards (GIPS), which is different than the manner required for mutual funds by the SEC.”
Response: The requested change has been made.
4.	Please provide the inception date of the Composite.
Response: The requested change has been made.
5.	Please include September 30, 2011 year-to-date performance information for the Composite or include performance information as of December 31, 2011.
Response: The Registrant has included performance information for the Composite through December 31, 2011.
6.	In the “Average Annual Total Returns” table, please delete the word “Anchor” before the word “Composite.”
Response: The requested change has been made.
7.	Please confirm whether the Composite performance reflects any account transaction fees or other custodial charges, placement fees, or sales loads.
Response: The Registrant confirms that the Composite performance reflects all fees and expenses actually incurred by the Accounts, including account transaction fees and other custodial charges and any placement fees and sales loads.

8.	Please explain why the HFRX Absolute Return Index is an appropriate broad-based securities index or select a different index.
Response: The Registrant has revised the performance information to include Barclays High Yield Credit Bond Fund as the Fund’s comparative index.
Please direct any questions or comments concerning this letter to the undersigned at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton
cc: Ethan Powell, Highland Funds Asset Management, L.P.